United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ending 03 April 2026

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F D ☐

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S

• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-208556);
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-233695);
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-233697); AND
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-211764)

FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
THIS REPORT ON FORM 6-K INCLUDES SUBSTANTIALLY THE SAME INFORMATION, EXCEPT FOR INCLUSION OF FULL YEAR GUIDANCE, AS THAT REPORTED IN THE REGISTRANT’S REPORT ON FORM 6-K PREVIOUSLY FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 28, 2026, AND IS BEING FILED SOLELY FOR THE PURPOSE OF INCORPORATING BY REFERENCE INFORMATION INTO THE ABOVE-REFERENCED REGISTRATION STATEMENTS AND ANY FUTURE REGISTRATION STATEMENTS IN WHICH THE REGISTRANT IDENTIFIES THIS REPORT ON FORM 6-K AS BEING INCORPORATED BY REFERENCE

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28 April 2026

COCA-COLA EUROPACIFIC PARTNERS

Trading Update for the First Quarter ended 03 April 2026 & Interim Dividend Declaration

Note Regarding the Presentation of Alternative Performance Measures
We use certain alternative performance measures (non-IFRS performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable IFRS measures.

For purposes of this document, the following terms are defined:

‘‘As reported’’ are results extracted from our unaudited consolidated financial statements.

“Comparable’’ is defined as results excluding items impacting comparability, such as restructuring charges. Comparable volume is also adjusted for consumption days.

‘‘Fx-neutral’’ or "FXN" is defined as period results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.

‘‘Dividend payout ratio’’ is defined as dividends as a proportion of comparable profit after tax.

Q1 2026				Change vs 2025
	Revenue	Volume (UC)[2]	Revenue per UC[1],[2],[3]	Volume*	Revenue per UC[1],[2],[3]	FXN[1],[3] Revenue	Revenue
Europe	€3,549m	596m	€6.00	8.4%	1.3%	9.8%	9.1%
APS	€1,452m	374m	€4.17	8.7%	(0.3)%	8.6%	1.1%
CCEP	€5,001m	970m	€5.29	8.5%	0.8%	9.4%	6.7%

* Volume is disclosed on a reported basis which includes six additional consumption days versus the comparative period. On a comparable basis Group volumes grew by 1.6% (Europe: +1.4%; APS: +1.9%)[4]. Volume % throughout the release refers to comparable movements unless otherwise stated.

All footnotes included alongside the ‘Volume performance by category’section.

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Q1 HIGHLIGHTS[1]
Volume & revenue
Q1 Reported Revenue +6.7%; FXN +9.4%
•#1 value creator, delivering more revenue growth for retail customers than all FMCG peers[5]
•NARTD category grew[5]: +4% value, +3% volume
•NARTD YTD value share[5] +30bps (Europe +30bps, APS flat)
•Transactions slightly behind volume growth: ahead in APS & behind in Europe, principally reflecting growth of large format packs & earlier Easter

Q1 Reported volume +8.5%; comparable +1.6%[4],[6]
•Volume by geography
•Europe +1.4%[4],[6] reflecting great in-market execution, earlier Easter, share gains & growth of large format packs in the Home channel
•APS +1.9%[4],[6] reflecting:
–Australia/Pacific (AP): low single-digit volume increase driven by Pacific Islands & PNG; mid single-digit increase excluding impact of Suntory alcohol exit
–Southeast Asia (SEA): low single-digit volume growth reflecting the return to more normalised growth in the Philippines & encouraging sparkling volumes in Indonesia
•Volume by channel:
•AFH +0.7%[4],[6], Home +2.9%[4],[6]
–Europe: AFH -1.2%, Home +3.1% supported by earlier Easter
–APS: AFH +2.5%, Home +2.4%

•Revenue per unit case +0.8%[2],[3] reflecting positive mix, headline pricing, Suntory alcohol exit & French sugar tax
•Europe: +1.3% reflecting solid brand mix, headline price increases in France, Iberia (Q1) & Germany (Q3’25), French sugar tax, offset by negative pack mix impact from growth of large format packs
• APS: -0.3% reflecting positive brand & pack mix, headline price increases & promotional optimisation, offset by Suntory alcohol exit (~3% impact)

Dividend & Other
•First half interim dividend per share of €0.82 (declared in Q1 & payable on 27 May 2026), calculated as ~40% of the FY25 dividend. Reaffirming FY26 guidance for an annualised total dividend payout ratio of approximately 50%[7]
•Sustainability highlights:
Published updated sustainability action plan, "This is Forward", to include the Philippines (webinar scheduled for 30 April (contact IR team for registration details))
•For details & FY25 sustainability progress data, see our latest Annual Report: https://www.cocacolaep.com/investors/financial-reports-and-results/latest-annual-report/
•Updated short & long-term GHG emissions targets validated by SBTi. These now include emissions from the Philippines & Forest, Land & Agriculture (FLAG) targets

Volume % refers to comparable movements unless otherwise stated

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Q1 Revenue Performance by Geography[1]
All values are unaudited & are on a comparable basis. All changes are versus prior year equivalent period unless stated otherwise.

	Q1
			Fx-neutral
	€ million	% change	% change
FBN[8]	1,286	10.3%	9.6%
Germany	757	10.3%	10.3%
Great Britain	822	8.3%	12.5%
Iberia[9]	684	6.5%	6.5%
Total Europe	3,549	9.1%	9.8%
Australia / Pacific[11]	877	4.3%	7.5%
Southeast Asia[12]	575	(3.4)%	10.1%
Total APS	1,452	1.1%	8.6%

Total CCEP	5,001	6.7%	9.4%

FBN[8]
•Low single-digit volume decline with growth in the Netherlands & Sweden offset by France.
•Continued double-digit growth in Monster across the region supported by innovation & distribution gains.
•Low single-digit decline in Coca-Cola TM with strong growth of Zero Sugar more than offset by decline of Original Taste in France, following increased sugar tax in March ‘25.
•Growth in revenue/UC[10] reflects price increases, French sugar tax & positive mix effect from growth of Monster & small format packs.

Germany
•Low single-digit volume growth supported by double-digit growth of Coca-Cola Zero Sugar & strong double-digit growth in Monster.
•Low single-digit growth in revenue/UC[10] supported by headline price increase in Q3’25.
•Also reflects positive mix effect from growth of Monster offset by growth of large format packs in the Home channel.

Great Britain
•Mid single-digit volume growth driven by Coca-Cola Zero Sugar, Diet Coke & Monster, supported by launch of Coca-Cola Cherry & Cherry Float & Monster Viking Berry. Volumes also benefitted from new Smartwater listings & growth in Powerade.
•Revenue/UC[10] flat with positive brand mix offset by growth of large format packs in the Home channel.

Iberia[9]
•Slight volume decline with Portugal growth offset by Spain (slow start to the quarter which subsequently improved).
•Strong Fuze Tea performance post completion of Nestea transition. Good growth in Flavours, driven by great Sprite & Fanta execution & continued strength in Aquarius & Monster.
•Growth offset by decline in Coca-Cola Original Taste.
•Revenue/UC[10] marginally ahead, reflecting headline price increases offset by negative channel & pack mix resulting from growth in QSR.

Australia / Pacific[11]
•Mid single-digit volume increase (excluding alcohol) with growth in all markets; PNG & Pacific Islands growing double-digit. Revenue excluding alcohol +13.2%.
•Strong Coca-Cola Zero Sugar performance driving overall growth in Coca-Cola TM volumes, with Grinder coffee seeing continued double-digit volume increase.
•Energy volumes grew double-digit supported by the launch of Lando Norris during Q1 & new watermelon Mother variant.
•Revenue/UC[10] reflects impact of Suntory exit in Australia & New Zealand. Excluding alcohol, revenue/UC grew mid single-digit, supported by headline price increases & mix benefit from growth of small pack formats & Monster.

Southeast Asia[12]
•Low single-digit volume increase driven by the Philippines, with continued growth in Coca-Cola Original Taste with strong double-digit increase in Coke Zero Sugar & Wilkins Pure water.
•Sparkling volumes in Indonesia continued to perform better supported by growth in Coke Zero Sugar & Fanta, particularly over the festive Ramadan period. Volumes in Indonesia overall were slightly down driven by juices & black tea (flavoured tea grew double-digit reflecting new blackcurrant variant).
•Revenue/UC[10] growth driven by headline price increases in the Philippines implemented during H2’25, partially offset by adverse product mix from the growth of water.

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Q1 Volume Performance by Category[1],[4],[6]
All values are unaudited & are on a comparable basis. All changes are versus prior year equivalent period unless stated otherwise.

	Q1
	% of Total	% Change
Coca-Cola®	58.2%	0.7%
Flavours & Mixers	22.5%	1.2%
Water, Sports, RTD Tea & Coffee[13]	11.4%	1.7%
Other inc. Energy	7.9%	9.2%
Total	100.0%	1.6%

Coca-Cola®
Q1 +0.7%
•Solid growth driven by Cherry float launch (Original Taste & Zero Sugar) & Premier League campaigns underpinned by elevated activation & execution.
•Original Taste -3.2% with continued growth in APS offset by Europe.
•Zero Sugar +10%, led by strong growth in Europe & APS, supported by new variants & Zero Caffeine launch in new black & gold packaging. Improved Diet Coke performance supported by the new Cherry flavour & Devil Wears Prada movie sequal campaign.

Flavours & Mixers
Q1 +1.2%
•Sprite +3.2% driven by high single-digit growth in Europe, reflecting launch of Sprite Chill, new listings in GB & growth in Spain.
•Fanta broadly flat with overall performance supported by new flavours (e.g. festive fruit punch in Indonesia), Zero Sugar variants & impactful X-box campaigns.
•Continued momentum on Dr Pepper with high single-digit growth in GB supported by launch of new Cream swirl variant.

Water, Sports, RTD Tea & Coffee[13]
Q1 +1.7%
•Water +3.9% reflecting new Smartwater listings in GB, growth of Chaudfontaine in FBN & Wilkins Pure in the Philippines.
•Sports +5.9% driven by continued growth of Aquarius in Spain & high single-digit growth in Powerade (supported by new packs, flavours & distribution gains).
•RTD Tea & Coffee -8.2% reflecting high single digit growth in Spain with Fuze Tea offset by decline in Indonesia.

Other inc. Energy
Q1 +9.2%
•Energy +21.3% driven by innovation (e.g. Viking Berry & Ultra Ruby Red), distribution gains & growth in multipacks & original variants e.g. Ultra White. Energy share +250bps.
•ARTD momentum continued with launch of new Spiced rum Bacardi & Coke (Aus & GB), Absolut Sprite Pineapple & new sleek cans for JD & Coke in GB. Exit of Suntory alcohol distribution in Australia & NZ impacted Q1 as previously announced.

___________________

1.Refer to ‘Note regarding the Presentation of Alternative Performance Measures’ for further details & to ‘Supplementary Financial Information’ for a reconciliation of reported to comparable results; Change percentages against prior year equivalent period unless stated otherwise
2.A unit case equals approximately 5.678 litres or 24 8-ounce servings
3.FX-neutral
4.Comparable volume growth rates are calculated on an Average Daily Sales (ADS) basis
5.External data sources: Nielsen & IRI Period 3 YTD
6.Adjusted for consumption days shift with six additional consumption days Q1’26 versus Q1’25.
7.Dividends subject to Board approval
8.Includes France, Monaco, Belgium, Luxembourg, the Netherlands, Norway, Sweden & Iceland
9.Includes Spain, Portugal & Andorra
10.Revenue per unit case
11.Includes Australia, New Zealand, the Pacific Islands & Papua New Guinea
12.Includes Philippines & Indonesia
13.RTD refers to ready to drink

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Forward-Looking Statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, guidance and outlook, dividends, consequences of mergers, acquisitions, joint ventures, divestitures, strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words “ambition”, “target”, “aim”, “believe”, “expect”, “intend”, “estimate”, “anticipate”, “project”, “plan”, “seek”, “may”, “could”, “would”, “should”, “might”, “will”, “forecast”, “outlook”, “guidance”, “possible”, “potential”, “predict”, “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially. Forward-looking statements are based upon various assumptions as well as CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. Factors that, in CCEP’s view, could cause such actual results to differ materially from forward-looking statements include, but are not limited to, those set forth in the “Risk Factors” section of CCEP’s 2025 Annual Report on Form 20-F filed with the SEC on 13 March 2026 and subsequent filings, including, but not limited to: changes in the marketplace; changes in relationships with large customers; adverse weather conditions; importation of other bottlers’ products into our territories; deterioration of global and local economic and political conditions; increases in costs of raw materials; changes in interest rates or debt rating; deterioration in political unity within the European Union; defaults of or failures by counterparty financial institutions; changes in tax law in countries in which we operate; additional levies of taxes; waste and pollution, health concerns perceptions, and recycling matters related to packaging; global or regional catastrophic events; cyberattacks against us or our customers or suppliers; technology failures; initiatives to realise cost savings; calculating infrastructure investment; executing on our acquisition strategy; costs, limitations of supplies, and quality of raw materials; maintenance of brand image and product quality; managing workplace health, safety and security; water scarcity and regulations; climate change and legal and regulatory responses thereto; other legal, regulatory and compliance considerations; anti-corruption laws, regulations, and sanction programmes; legal claims against suppliers; litigation and legal proceedings against us; legal changes in our status; attracting, retaining and motivating employees; our relationship with TCCC and other franchisors; and differing views among our shareholders.

Due to these risks, CCEP’s actual future financial condition, results of operations, and business activities, including its results, dividend payments, capital and leverage ratios, growth, including growth in revenue, cost of sales per unit case and operating profit, free cash flow, market share, tax rate, efficiency savings, achievement of sustainability goals, including net zero emissions and recycling initiatives and capital expenditures, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements. These risks may also adversely affect CCEP’s share price. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations.

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Supplemental Financial Information - Revenue - Reported to Comparable
Revenue

Revenue CCEP In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	First-Quarter Ended
	03 April 2026	28 March 2025	% Change
As reported and comparable	5,001	4,689	6.7%
Adjust: Impact of fx changes	131	n/a	n/a
Comparable and fx-neutral	5,132	4,689	9.4%

Revenue per unit case	5.29	5.25	0.8%

Revenue Europe
As reported and comparable	3,549	3,253	9.1%
Adjust: Impact of fx changes	24	n/a	n/a
Comparable and fx-neutral	3,573	3,253	9.8%

Revenue per unit case	6.00	5.92	1.3%

Revenue APS
As reported and comparable	1,452	1,436	1.1%
Adjust: Impact of fx changes	107	n/a	n/a
Comparable and fx-neutral	1,559	1,436	8.6%

Revenue per unit case	4.17	4.18	(0.3)%

Volume

Comparable Volume - Consumption Day Shift CCEP In millions of unit cases. Average daily sales data calculated prior to rounding.	First-Quarter Ended
	03 April 2026	28 March 2025	% Change
Volume	970	894	8.5%
Consumption days	93	87	n/a
Average Daily Sales	10.43	10.27	1.6%

Comparable Volume - Consumption Day Shift Europe
Volume	596	550	8.4%
Consumption days	93	87	n/a
Average Daily Sales	6.41	6.32	1.4%

Comparable Volume - Consumption Day Shift APS
Volume	374	344	8.7%
Consumption days	93	87	n/a
Average Daily Sales	4.02	3.95	1.9%

The calculation of comparable volume growth has been updated and is now based on consumption days (previously selling days), consistent with how management reviews volume performance. Comparable volume growth is calculated based on Average Daily Sales (ADS), dividing reported volumes by consumption days for each respective period.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: April 28, 2026	By:	/s/ Ed Walker
	Name:	Ed Walker
	Title:	Chief Financial Officer